UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

Information Statement Pursuant to Section 14(f) of the Securities
Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

October 27, 2009

Commission File Number: 000-52133

EMERALD ACQUISITION CORPORATION
(Name of Small Business Issuer in its charter)

Cayman Islands	000-52133	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

No. 48 South Qingshui Road
Laiyang City, Shandong 265200
People’s Republic of China
(Address of principal executive offices) (Zip Code)

+86 (535) 729-6152
(Registrant’s telephone number, including area code)

Information Statement Pursuant to Section 14(F) of the Securities
Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

EMERALD ACQUISITION CORPORATION

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

EMERALD ACQUISITION CORPORATION IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT.  NO VOTE OR OTHER ACTION BY STOCKHOLDERS OF EMERALD ACQUISITION CORPORATION IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

GENERAL

This Information Statement is being mailed on or about October 27, 2009, to the holders of ordinary shares, par value $0.001 per share (the “Ordinary Shares”) of Emerald Acquisition Corporation, a Cayman Islands exempted company incorporated with limited liability (“Emerald” or the “Company”).  You are receiving this Information Statement in connection with the appointment of person designated by the majority of the Company’s Board of Directors (the “Board”) to fill seats on the Company’s Board.  The resignation of the existing directors, and the appointment of new director, will be effective ten (10) days following the mailing of this Information Statement to the Company’s shareholders.

On October 22, 2009, the Company and its stockholders entered into a Share Exchange Agreement (the “Exchange Agreement”) with Merit times international limited, a British Virgin Islands business company ( “Merit Times”), the shareholders of Merit Times (the “Merit Times Shareholders”), and Access America Fund, LP, a Delaware limited partnership and the majority shareholder of the Company ( “AAI”),.  Pursuant to the Exchange Agreement, the Company acquired all of the outstanding shares (the “Interests”) of Merit Times from the Merit Times Shareholders; and the Merit Time Shareholder transferred and contributed all of their Interests to us. In exchange, we issued to the Merit Times Shareholders, their designees or assigns, 21,333,332 shares or 97.77% of the Emerald Ordinary Shares issued and outstanding after the closing of the Exchange Agreement (the “Combination”). Therefore, Merit Times became a wholly-owned subsidiary of the Company. The Combination resulted in a change in control of the Company.

In connection with the Combination, on October 22, 2009, pursuant to a Subscription Agreement (the “Subscription Agreement”) between the Company and certain investors (the “Investors”) named in the Subscription Agreement, we completed an offering (the “Offering”) of the sale of investment units (the “Units”) for a total of $15,096,011, each Unit consisting of fifty thousand (50,000) Ordinary Shares and five-year warrants to purchase Twenty Five Thousand (25,000) Ordinary Shares of the Company, at an exercise price of $6.00 per share (the “Warrants”).  The closing of the Combination was conditioned upon all of the conditions of the Offering being met, and the Offering was conditioned upon the closing of the Combination (the “Closing”). In addition, the Company issued to the placement agents warrants to purchase 503,201 Ordinary Shares of the Company, exercisable at any time at a price equal to $6.00 per share, at the closing (the “Agent Warrants”)

Further and in connection with the Combination, Joseph Rozelle, former President, Chief Executive Officer, Chief Financial Officer, and Secretary of the Company, resigned from his officer positions, and Zhide Jiang was appointed as the President, Chief Executive Officer, Treasurer and Secretary of the Company effective immediately. David Richardson and Joseph Rozelle resigned as Directors of the Company and Zhide Jiang was appointed as the sole director and Chairman of the Board of Directors effective ten (10) days following the filing of this Schedule 14f-1.

You are urged to read this Information Statement carefully.
You are not, however, required to take any action.

VOTING SECURITIES

Upon the Closing of the Combination and the Offering on October 22, 2009, the Company had 50,000,000 authorized Ordinary Shares and 1,000,000 shares of preferred stock, par value $0.001 per share, of which 26,852,837 Ordinary Shares are issued and outstanding and no shares of preferred stock were issued and outstanding. Each share of Emerald Ordinary Shares entitles the holder thereof to one vote on each matter which may come before a meeting of the shareholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding our Ordinary Shares beneficially owned on October 22, 2009 upon Closing of the Combination and the Offering, for (i) each stockholder known to be the beneficial owner of 5% or more of our outstanding Ordinary Shares, (ii) each executive officer and director, and (iii) all executive officers and directors as a group.

As of the date of filing, we have 29,872,047 Ordinary Shares issued and outstanding fully diluted, including 5,032,005 shares issued in the Offering and 3,019,210 Ordinary Shares underlying the Warrants and Agent Warrants.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership	Percentage of Class (2)
Zhide Jiang (3)	11,306,666	37.85%
David Richardson (4) (5)	50,000	*
Joseph Rozelle (5)	0	0
All executive officers and directors, as a group (1 person)	11,306,666	37.85%

* less than 1%

(1)
Unless otherwise indicated, the persons or entities identified herein have sole voting and investment power with respect to the shares shown as beneficially held by them, subject to community property laws where applicable.

(2)
Applicable percentage of ownership is based on 29,872,047 Ordinary Shares issued and outstanding after the Combination and Offering, assuming the exercise of the Warrants and Agent Warrants. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Act of 1934 and generally includes voting or investment power with respect to such securities. Ordinary Shares subject to securities exercisable for or convertible into Ordinary Shares that are currently exercisable or exercisable within sixty (60) days are deemed to be beneficially owned by the person holding such options, warrants, rights, conversion privileges or similar obligations, for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(3)
All 11,306,666 shares are owned through Proud Glory Limited issued in connection with the Combination. Mr. Jiang is the Managing Director of Proud Glory Limited. The address of Mr. Jiang is c/o Emerald Acquisition Corporation, No. 48 South Qingshui Road, Laiyang City, Shandong 265200 People’s Republic of China.

(4)
Includes 50,000 shares held by Mid-Ocean Consulting Limited.  Mr. Richardson is the owner and the President and CEO of Mid-Ocean Consulting Limited and has voting and investment control over such shares.  Also includes, 500 shares held by Mr. Richardson’s wife.

(5)	The address of Messrs. Richardson and Rozelle is c/o Nautilus Global Business Partners, 700 Gemini, Suite 100, Houston, Texas 77058.

CHANGES IN CONTROL

On October 22, 2009, the Company and its stockholders entered into an Exchange Agreement with Merit Times, the Merit Times Shareholders and AAI, pursuant to which the Company issued to Merit Times Shareholders and their designees a total of 21,333,332 Ordinary Shares of the Company in exchange for all the issued and outstanding shares of Merit Times from the Merit Times Shareholders at the Closing of the Combination. After the Combination, Merit Times became a wholly owned subsidiary of the Company. Therefore, the Combination resulted in a change in control of the Company.

Further and in connection with the Combination, Joseph Rozelle, former President, Chief Executive Officer, Chief Financial Officer, and Secretary of the Company, resigned from his officer positions, and Zhide Jiang was appointed as the President, Chief Executive Officer, Treasurer and Secretary of the Company effective immediately. David Richardson and Joseph Rozelle resigned as Directors of the Company and Zhide Jiang was appointed as the sole director and Chairman of the Board of Directors effective ten (10) days following the filing of this Schedule 14f-1.

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers

The following table sets forth the names and ages of the current and incoming directors and executive officers of the Company, the principal offices and positions with the Company held by each person and the date such person became a director or executive officer of the Company.  The executive officers of the Company are elected annually by the Board of Directors.  The directors serve one-year terms until their successors are elected.  The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors.  Unless described below, there are no family relationships among any of the directors and officers.

Name	Age	Position(s)
Joseph R. Rozelle (1)	51	Director, President, and CEO
David Richardson (1)	35	Director
Zhide Jiang (2)	52	Chairman, President, CEO, Treasurer and Secretary

(1)
Officer resignations are effective immediately at the Closing of the Combination.  Resignations from the Director positions will be effective ten (10) days following the mailing of this Information Statement to the Company’s shareholders.

(2)	Appointment of Mr. Jiang as a director will be effective ten (10) days following the mailing of this Information Statement to the Company’s shareholders.

Joseph Rozelle.   Joseph Rozelle has been one of our directors since April 2006.  In addition, Mr. Rozelle has served as our President and Chief Financial Officer from September 2006 through October 2009.  Mr. Rozelle is currently the President of Nautilus Global Partners, a Limited Liability Company dedicated to facilitation of “going public” transactions for foreign and domestic operating companies on the public United States Exchanges.  Prior to joining Nautilus in 2006, Mr. Rozelle was a consultant with Accretive Solutions, providing Sarbanes-Oxley Compliance consulting and other accounting related consulting services.  Prior thereto, Mr. Rozelle worked with Momentum Equity Group, LLC and Momentum Bio Ventures as a Principal Analyst in the spring of 2002 and winter of 2003, respectively. At Momentum, Mr. Rozelle was responsible for financial modeling, due diligence, and preparation of investment summaries for client companies. Prior to joining Momentum, Mr. Rozelle was an associate with Barclays Capital in the Capital Markets Group, specializing in asset securitization. Prior thereto, he was the Assistant Vice President of Planning and Financial Analysis for a regional commercial bank and was responsible for all of the corporate financial modeling, risk analysis, mergers and acquisition evaluation, and corporate budgeting. Before his tenure in commercial banking, Mr. Rozelle served as a senior auditor with Arthur Andersen, where he was involved in a variety of filings with the SEC involving corporate mergers, spin-offs, public debt offerings, and annual reports.  Mr. Rozelle holds a Bachelors of Business Administration degree from the University of Houston and a Masters of Business Administration degree from the Jesse H. Jones School of Management at Rice University. Mr. Rozelle is also the sole director and sole executive officer of VPGI, Inc., a public corporation.

David Richardson. David Richardson has been one of our directors since April 2006.  Mr. Richardson is an Executive Director of Lighthouse Capital Insurance Company (Fortis’ insurance affiliate in the Cayman Islands), and the President and CEO of Mid-Ocean Consulting Group Ltd., which guides both institutions and individuals on sophisticated international structuring and tax related strategies.  From 2003 through 2005, Mr. Richardson served as the President of Oceanic Bank and Trust Limited’s Insurance Specialty Unit.  Prior thereto, in 1996, he became the Head of Private Banking for MeesPierson, a Dutch merchant/private bank in the Cayman Islands.  Following that, he became the Managing Director for MeesPierson (Bahamas) Ltd. and Chairman of Lighthouse Capital Insurance Company.  David Richardson began his professional career in the investment business over 20 years ago, working for one of Canada’s preeminent investment houses; Walwyn, Stodgell, Cochrane and Murray (now Merrill Lynch Canada).  In 1987, he joined the Bank of Bermuda in Bermuda as Portfolio Manager, where he personally oversaw the management of in excess of $350 million for the Bank’s top tier clientele. From there he moved to the Bank of Bermuda’s wholly owned trust subsidiary, Bermuda Trust Company serving as Assistant Manager and Director of Americas’ marketing activities.  Mr. Richardson is a graduate of the University of Toronto (Hon.BSc) with a post graduate degree from Northwestern University (NTS Graduate), as well as possessing a number of professional affiliations including a Member of STEP, the ITPA and the Bahamas International Insurance Association.

Zhide Jiang. Mr. Jiang was appointed as our President, Chief Executive Officer, Treasurer and Secretary on October 22, 2009 in connection with the closing of the Combination.  Mr. Jiang is the founder and chairman of the board of directors of Shandong Longkang Juice Co., Ltd since November 2004. Mr. Jiang served as Chairman for Laiyang Starch Factory, Laiyang Second Alcohol Brewing Co., Ltd. from April 1984 to October 2004. He was an engineer in Laiyang Agricultural Machinery Co., Ltd. from September 1976 to March 1984. He graduated from Wuxi University in 1976.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s directors and executive officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Ordinary Shares and other equity securities of the Company.  Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company’s knowledge, none of the required parties are delinquent in their Section 16(a) filings.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

On April 10, 2006, the Company issued an aggregate of 1,050,000 of our Ordinary Shares to the individuals and entities set forth below for $1,050 in cash, at a purchase price of $0.001 per share, as follows:

Name	Number of Shares	Relationship to Us

Nautilus Global Partners, LLC 700 Gemini, Suite 100 Houston, TX 77058	1,000,000	Joseph Rozelle, our President and Chief Financial Officer, also is the President of Nautilus Global Partners, LLC.

Mid-Ocean Consulting Limited Bayside House Bayside Executive Park West Bay Street & Blake Road Nassau, Bahamas	50,000	David Richardson, one of our directors, also is the owner, president and CEO of Mid-Ocean Consulting.

Reorganization Related Transactions

Merit Times owns 100% of the issued and outstanding capital stock of MeKeFuBang.  On June 10, 2009, MeKeFuBang entered into a series of contractual agreements with Longkang Juice, and its five shareholders, in which MeKeFuBang effectively assumed management of the business activities of Longkang Juice and has the right to appoint all executives and senior management and the members of the board of directors of Longkang Juice. The contractual arrangements are comprised of a series of agreements, including a Consulting Services Agreement, Operating Agreement, Proxy Agreement, and Option Agreement, through which MeKeFuBang has the right to advise, consult, manage and operate Longkang Juice for an annual fee in the amount of Longkang Juice’s yearly net profits after tax. Additionally, Longkang Juice’s Shareholders have pledged their rights, titles and equity interest in Longkang Juice as security for MeKeFuBang to collect consulting and services fees provided to Longkang Juice through an Equity Pledge Agreement. In order to further reinforce MeKeFuBang’s rights to control and operate Longkang Juice, Longkang Juice’s shareholders have granted MeKeFuBang the exclusive right and option to acquire all of their equity interests in Longkang Juice through an Option Agreement, which is also known as Present Incentive Option Agreement as described below.

On June 10, 2009, the Chairman and the major shareholder of Shangdong Longkang Juice Co., Ltd, Mr. Zhide Jiang, as a PRC citizen, entered into a call option agreement (“Original Incentive Option Agreement”) with Mr. Chee Fung Tang, a Hong Kong passport holder (“Hong Kong Resident”) and the Merit Times Shareholders. Under the Original Incentive Option Agreement, Mr. Jiang shall serve as CEO, director or other officer of Merit Times for a certain period of time; and in anticipation of Mr. Jiang’s continuance contributions to the companies including Merit Times and Longkang Juice, if the companies meet certain thresholds of the revenue conditions, Mr. Jiang shall have rights and options to be transferred the shares of Merit Times at a nominal price. In addition, Original Incentive Option Agreement also provides that Mr. Tang shall not dispose any of the shares of Merit Times without Mr. Jiang’s consent.

On August 5, 2009, Mr. Tang, a Hong Kong resident and the sole shareholder of Proud Glory Limited (a BVI company, which became the major shareholder of Merit Times after Merit Times recapitalized), entered into a new Incentive Option Agreement (“Present Incentive Option Agreement”) with Mr. Jiang.

Pursuant to Present Incentive Option Agreement, the Original Incentive Option Agreement will be terminated on the effective date of Present Incentive Option Agreement. The effective date of Present Incentive Option Agreement is the date of the Combination.

Under the Present Incentive Option Agreement, Mr. Jiang shall serve as managing director or other officer of Merit Times for not less than 3 year period of time; and in anticipation of Mr. Jiang’s continuance contributions to the group including Merit Times, MeKeFuBang and Longkang Juice, if the group meets certain thresholds of the revenue conditions, Mr. Jiang shall have rights and options to be transferred up to 100% shares of Proud Glory Limited at a nominal price within the next three years (the “Option”).

In addition, the Present Incentive Option Agreement also provides that Mr. Tang shall not dispose any of the shares of Proud Glory Limited without Mr. Jiang’s consent.

Other than employment, none of the following persons has any direct or indirect material interest in any transaction to which we are a party since our incorporation or in any proposed transaction to which we are proposed to be a party:

(A)	Any of our directors or officers;
(B)	Any proposed nominee for election as our director;
(C)	Any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our Ordinary Shares; or
(D)
Any relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same house as such person or who is a director or officer of any parent or subsidiary of our company.

BOARD COMMITTEES AND OTHER BOARD INFORMATION

Because our Board currently consists of only two members, we do not have any audit, compensation or nominating committee of the Board or committees performing similar functions. We do not believe it is necessary for our Board to appoint such committees because the volume of matters that come before our Board for consideration permits the sole officer and director to give sufficient time and attention to such matters to be involved in all decision making.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

The following table sets forth all cash compensation paid by the Company, for the year ended December 31, 2008 and 2007.  The table below sets forth the positions and compensations for each officer and director of the Company.

Name and Principal Position	Year	Salary	Bonus ($)	Stock Award ($)	Option Award ($)	Non-Equity Incentive Plan Compensation Earnings ($)	Non-Qualified Deferred Compensation Earnings ($)	All other Compensation ($)	Total ($)
Joseph R. Rozelle,	2008	0	0	0	0	0	0	0	0
former CEO and Director	2007	0	0	0	0	0	0	0	0

David Richardson,	2008	0	0	0	0	0	0	0	0
former Director	2007	0	0	0	0	0	0	0	0

Outstanding Equity awards at Fiscal Year End

There are no outstanding equity awards at December 31, 2008.

Director Compensation

Our directors will not receive a fee for attending each board of directors meeting or meeting of a committee of the board of directors. All directors will be reimbursed for their reasonable out-of-pocket expenses incurred in connection with attending board of director and committee meetings.

Option Grants

We do not maintain any equity incentive or stock option plan.  Accordingly, we did not grant options to purchase any equity interests to any employees or officers, and no stock options are issued or outstanding to any officers.  We do, however, anticipate adopting a non-qualified stock option plan where we will be granting our officers options to purchase Ordinary Shares pursuant to the terms of their employment agreements.  But, no such plan has been finalized or adopted.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant caused this Report to be signed on its behalf by the undersigned, hereunto duly authorized.

EMERALD ACQUISITION CORPORATION

By:	/s/ Zhide Jiang
Zhide Jiang
President and CEO

Dated: October 27, 2009